BRENHAM OIL & GAS CORP.
601 Cien Street– Suite 235
Kemah, TX 77565
Phone: 281-334-9479 – Fax: 281-334-9508

May 16, 2011

US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Caroline Kim

Re: Brenham Oil & Gas Corp.

Registration Statement on Form S-1
Commission File No. 333-169507
Request for Acceleration

Ladies and Gentlemen:

On behalf of Brenham Oil & Gas Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on May 16, 2011 at 3:00 p.m. or as soon thereafter as reasonably practicable.

Respectively submitted,

/s/ Daniel Dror
Chairman and CEO